news release

Zi Corporation Announces Date for Annual Meeting of
Holders of Common Shares

CALGARY, AB, May 6, 2008 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading innovator of mobile discovery and advertising solutions, announced today that its Annual Meeting of holders of common shares will be held on Thursday, May 29, at 10:00 a.m. Calgary Time. The meeting will be held at the Sheraton Eau Claire, 255 Barclay Parade SW, Calgary, Alberta in the Sand Lily Room, and all persons registered as holders of common shares of Zi Corporation at the close of business on April 21, 2008 are invited to attend.

About Zi Corporation
Zi Corporation (NASDAQ: ZICA) is a leading provider of discovery and usability solutions for mobile search, input and advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit zicorp.com.

For More information:

BCS PR
Emma Tagg / Jessica Culshaw
emma@bcspr.co.uk / jessica@bcspr.co.uk
+44 (0) 115 948 6901

CAMERON Associates
Al Palombo / Ray Catroppa / Devin Rhoades
al@cameronassoc.com / ray@cameronassoc.com / devin@cameronassoc.com
+ 1 (212) 245 8800